UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ASUR Reports 2Q17 Passenger Traffic Up 14.6% YoY

in Mexico and 5.0% in San Juan, Puerto Rico

Mexico City, July 20, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, a JV partner in Aerostar Airport Holdings, LLC (Aerostar), and operator of the Luis Muñoz Marín International Airport in San Juan (LMM Airport), today announced results for the three- and six-month periods ended June 30, 2017.

Highlights for the Quarter

•	Increased ownership position in San Juan Airport from 50% to 60%.

•	Agreements to acquire controlling interest in two Colombian airport groups, subject to governmental approval.

•	Paid ordinary cash dividend of Ps.6.16 per share, for a total of Ps.1,848 million.

•	Passenger traffic in Mexico up 14.6% YoY, supported by increases of 18.0% and 12.0% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver, with contributions from most of ASUR’s airports.

•	Traffic at LMM Airport up 5.0% YoY, 4.4% in domestic traffic and 9.6% in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.102.3.
Table 1: Financial & Operational Highlights [1]
	Second Quarter		% Chg
	2016	2017
Financial Highlights
Total Revenue	2,243,789	2,935,297	30.8
- Mexico	2,243,789	2,713,189	20.9
- San Juan	0	222,108	n/a
Commercial Revenues per PAX	97.2	102.3	5.2
- Mexico	97.2	104.7	7.72
- San Juan	0	80.4	n/a
EBITDA	1,337,509	1,787,914	33.7
Net Income	866,623	1,152,067	32.9
Majority Net Income	866,623	1,132,640	30.7
Earnings per Share (in pesos)	2.8887	3.7755	30.7
Earnings per ADS (in US$)	1.5993	2.0902	30.7
Capex	(397,103)	(391,862)	(1.3)
Cash & Cash Equivalents	2,675,313	2,829,843	5.8
Net Debt	1,313,395	8,064,548	514
Net Debt/ LTM EBITDA	0.3	1.3	391.8
Operational Highlights
Passenger Traffic
- Mexico	6,933,991	7,949,667	14.6
- San Juan	2,304,464	2,420,615	5.0

•	Consolidated EBITDA up 33.7% YoY, reaching Ps.1,787.9 million.

•	Closed the quarter with a cash position of Ps.2,829.8 million. Net Debt to LTM EBITDA stood at 1.3x, reflecting consolidation of Aerostar.

•	On track to complete construction of Terminal 4 at Cancun Airport, scheduled to open in 4Q17.

2Q17 Earnings Call

Date & Time: Friday, July 21, 2017 at 11:30 AM US ET; 10:30 AM CT

Dial-in: 1-888-481-2845 (US & Canada); 1-719-325-4760 (International & Mexico). Access Code: 6770800

Replay: July 21, 2017 at 2:30 PM US ET, ending at 11:59 PM US ET on July 26, 2017. Dial-in number: 1-844-512-2921 (US & Canada) 1-412-312-6671 (International & Mexico); Access Code 6770800

1 Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three- and six-month periods ended June 30, 2017, and the equivalent three- and six-month periods ended June 30, 2016. On May 26, 2017 ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, starting June 1, 2017. ASUR began to fully consolidate Aerostar results on a line by line basis, while until then results were accounted for by the equity method. Results are expressed in pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures for Mexico only, exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.18.0626. Definitions for EBITDA, Adjusted EBITDA marin, Majority Net Income, domestic and international traffic can be found on page 11 of this report.

ASUR 2Q17 Page 1 of 18

Passenger Traffic

ASUR’s total passenger traffic in 2Q17 rose 12.3% YoY to 10.4 million passengers, driven by increases of 14.6% in Mexico and 5.0% in Puerto Rico. Note that 2Q17 passenger traffic, particularly in Mexico, benefited from the impact of Holy Week, which began on April 7, while during 2016, it began on March 18.

The 14.6% YoY growth in passenger traffic achieved in Mexico reflects increases of 18.0% and 12.0% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, reporting increases of 24.0% and 12.2% in domestic and international traffic, respectively, with the majority of ASUR’s airports also contributing to higher traffic.

Total passenger traffic at LMM Airport in 2Q17 rose 5.0% YoY, reflecting increases of 4.4% and 9.6% in domestic and international traffic, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 13 of this report.

Table 2: Passenger Traffic Summary
	Second Quarter		% Chg.	Six-Months		% Chg.
	2016	2017		2016	2017
Total Mexico	6,933,991	7,949,667	14.6	14,126,127	15,747,462	11.5
- Cancun	5,281,967	6,116,752	15.8	10,780,843	12,087,091	12.1
- 8 Other Airports	1,652,024	1,832,915	10.9	3,345,284	3,660,371	9.4
Domestic Traffic	3,081,084	3,634,801	18.0	5,829,761	6,712,600	15.1
- Cancun	1,624,509	2,014,177	24.0	2,988,147	3,585,217	20.0
- 8 Other Airports	1,456,575	1,620,624	11.3	2,841,614	3,127,383	10.1
International traffic	3,852,907	4,314,866	12.0	8,296,366	9,034,862	8.9
- Cancun	3,657,458	4,102,575	12.2	7,792,696	8,501,874	9.1
- 8 Other Airports	195,449	212,291	8.6	503,670	532,988	5.8
Total San Juan, Puerto Rico (1)	2,304,464	2,420,615	5.0	4,654,393	4,720,551	1.4
Domestic Traffic	2,029,510	2,119,261	4.4	4,119,053	4,146,943	0.7
International Traffic	274,954	301,354	9.6	535,340	573,608	7.1
Total Traffic	9,238,455	10,370,282	12.3	18,780,520	20,468,013	9.0
Domestic Traffic	5,110,594	5,754,062	12.6	9,948,814	10,859,543	9.2
International Traffic	4,127,861	4,616,220	11.8	8,831,706	9,608,470	8.8

[1] On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. While ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017, for comparison purposes this table includes traffic figures for LMM Airport for 2Q16 and 2Q17 as well as 6M16 and 6M17. Note: Passenger figures for Mexico exclude transit and general aviation passengers, while LMM Airport includes transit passengers and general aviation.

Review of Consolidated Results

In May 2017 ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis.

ASUR 2Q17 Page 2 of 18

Table 3: Summary of Consolidated Results
	Second Quarter		%Chgr	Six-Months		% Chg
	2016	2017		2016	2017
Total Revenues	2,243,789	2,935,297	30.8	4,321,143	5,412,045	25.2
Aeronautical Services	1,102,597	1,507,156	36.7	2,236,049	2,855,252	27.7
Non-Aeronautical Services	759,534	1,000,241	31.7	1,560,183	2,022,202	29.6
- Commercial Revenues	678,702	907,973	33.8	1,399,273	1,832,148	30.9
Total Revenues Excluding Construction Revenues	1,862,131	2,507,397	34.7	3,796,232	4,877,454	28.5
Construction Revenues	381,658	427,900	12.1	524,911	534,591	1.8
Total Operating Costs & Expenses	1,037,177	1,321,869	27.4	1,828,337	2,166,375	18.5
Operating Profit	1,206,612	1,613,428	33.7	2,492,806	3,245,670	30.2
Operating Margin	53.78%	54.97%	+119 bps	57.7%	60.0%	+228 bps
Adjusted Operating Margin (1)	64.80%	64.35%	-45 bps	65.7%	66.5%	+88 bps
EBITDA	1,337,509	1,787,914	33.7	2,752,102	3,559,127	29.3
EBITDA Margin	59.61%	60.91%	+130 bps	63.7%	65.8%	+207 bps
Adjusted EBITDA Margin (2)	71.83%	71.31%	-52 bps	72.5%	73.0%	+48 bps
Net Income	866,623	1,152,067	32.9	1,794,957	2,490,706	38.8
Earnings per Share	2.8887	3.7755	30.7	5.9832	8.3024	38.8
Earnings per ADS in US$	1.5993	2.0902	30.7	3.3125	4.5964	38.8

Total Commercial Revenues per Passenger (3)	97.2	102.3	5.2	98.3	109.5	11.4
Commercial Revenues from Direct Operations per Passenger (4)	17.2	18.5	7.2	17.5	18.7	7.1
Commercial Revenues Excl. Direct Operations per Passenger	80.0	83.8	4.8	80.8	90.8	12.4

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Includes transit and general aviation passengers for Mexico and Puerto Rico. [4] Represents ASUR’s operation of convenience stores in its airports.

Consolidated Revenues

Consolidated Revenues for 2Q17 rose 30.8% YoY to Ps.2,935.3 million, principally due to increases of:

•	36.7% in revenues from aeronautical services, mainly as a result of the 12.3% increase in total passenger traffic, as well as the inclusion of one month of aeronautical revenues for LMM airport, which represented 9.9% of total aeronautical revenues for the quarter;
•	31.7% in revenues from non-aeronautical services, principally reflecting the 33.8% increase in commercial revenues. Non-aeronautical revenues at Aerostar for June 2017 represented 7.2% of consolidated non-aeronautical revenues;
•	12.1% in revenues from construction services in Mexico that resulted from higher capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IRFS accounting standards, total revenues would have increased 34.7% YoY to Ps.2,507.4 million. Total revenues at Aerostar for June 2017 represented 11.9% of ASUR’s consolidated revenues excluding revenues from construction services.

Commercial Revenues in 2Q17 rose 33.8% YoY, principally due to the 12.3% increase in total passenger traffic, the inclusion of one month of commercial revenues at LMM Airport which represents 7.2% of consolidated commercial revenues. Commercial revenue growth in Mexico was mainly driven by increases in Duty Free, Retail Sales, and Food and Beverages. Consolidated Commercial Revenues per Passenger rose to Ps.102.3 in 2Q17, from Ps.97.2 in 2Q16, with Mexico contributing with Ps.104.7 in 2Q17 and LMM Airport with Ps.80.4 revenues per passenger in June 2017.

ASUR 2Q17 Page 3 of 18

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses for 2Q17 increased 27.4% YoY to Ps.1,321.9 million, wtih 9.7% of consolidated costs and expenses in 2Q17 attributable to June 2017 results from Aerostar. Excluding construction costs, however, operating costs and expenses rose 36.4% to Ps.894.0 million.

Cost of Services rose 49.3%, mainly reflecting maintenance expenses as well as higher cost of sales from convenience stores directly operated by ASUR. Higher energy, security and professional fees also contributed to the increase in cost of services. Aerostar’s June 2017 results contributed with 19.2% of cost of services in 2Q17.

Construction Costs rose 12.1% YoY, mainly due to higher levels of capital improvements made to the Mexican concessioned assets during the period.

G&A Expenses, which reflect administrative expenses in Mexico, increased 1.6% YoY.

The Technical Assistance fee paid to ITA increased 23.8% YoY, reflecting EBITDA growth in Mexico during the quarter, a factor in the calculation of the fee.

Concession fees, which include fees paid to the Mexican government and Puerto Rican Authorities, rose 23.7%, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee.

Depreciation and Amortization increased 33.3% and mainly reflects capitalized investments. Aerostar contributed with 20.4% of depreciation and amortization as a result of the consolidation of June 2017 results.

Consolidated Operating Profit and EBITDA

Consolidated Operating Profit in 2Q17 increased 33.7% to Ps.1,613.4 million. Operating Margin for 2Q17 increased to 54.97% from 53.78% in 2Q16, principally as a result of the 30.8% increase in revenues and lower increase in costs and expenses. Aerostar’s results for June 2017 represented 5.9% of consolidated operating profit.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated as operating profit divided by total revenues less construction services revenues, was 64.35% in 2Q17 compared with 64.80% in 2Q16.

EBITDA rose 33.67% to Ps.1,787.9 million in 2Q17, reflecting higher operating leverage. Aerostar June 2017 results also contributed with 7.3% of EBITDA for the period. During 2Q17, ASUR recognized Ps.427.9 million in revenues from “Construction Revenues,” a year-on-year increase of 12.1%, due to higher capital expenditures and investments in concessioned assets. As a result, 2Q17 EBITDA Margin was 60.91% compared to 59.61% in 2Q16.

Adjusted EBITDA Margin, however, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, was 71.31% in 2Q17 compared to 71.83% in 2Q16.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Second Quarter		% Chg	Six-Months		% Chg
	2016	2017		2016	2017
Interest Income	45,627	55,313	21.2	82,340	109,852	33.4
Interest Expense	(29,341)	(71,406)	143.4	(61,286)	(112,720)	83.9
Foreign Exchange Gain (Loss), Net	(27,559)	(5,875)	(78.7)	(50,908)	1,298	(102.5)
Total	(11,273)	(21,968)	94.9	(29,854)	(1,570)	(94.7)

In 2Q17, ASUR reported a Ps.22.0 million Comprehensive Financing Loss, compared to an Ps.11.3 million loss in 2Q16. Interest expense rose by Ps.42.1 million during the period, mainly due to a higher debt balance reflecting the full consolidation of Aerostar along with the increase in interest rates during the period. Aerostar’s interest expenses for June 2017 totaled Ps.41.9 million. Interest income increased by Ps.9.7 million, reflecting a higher cash balance and the increase in interest rates.

ASUR 2Q17 Page 4 of 18

In 2Q17, ASUR reported a foreign exchange loss of Ps.5.8 million, reflecting a 1.2% quarterly average appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position. This compared to a Ps.27.6 million foreign exchange loss in 2Q16 resulting from the 4.5% quarterly average Mexican peso depreciation during that period.

Income Taxes

Income Taxes for 2Q17 rose by Ps.96.0 million year-over-year, principally due to the following factors:

•	A Ps.131.8 million increase in the provision for income taxes, reflecting a higher taxable income base at Cancun Airport; and

•	A Ps.35.8 million decline in deferred income taxes, largely reflecting the recognition of the effects of the 0.25% increase in inflation during 2Q17 on the fiscal tax balance.

Majority Net Income

Majority Net Income for 2Q17 increased by 30.7% to Ps.1,132.6 million, up from Ps.866.6 million in 2Q16. Earnings per common share for the quarter were Ps.3.7755 and earnings per ADS (EPADS) were US$2.0902 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.2.8887 and EPADS of US$1.5993 for the same period last year. The higher majority net income principally reflects the 12.3% growth in passenger traffic and ASUR’s increased ownership in Aerostar. During 2Q17, ASUR reported a Ps.43.5 million gain corresponding to its participation in Aerostar, the joint venture to operate SJU airport, for the months of April and May 2017, compared to a net gain of Ps.58.2 million in 2Q16, while Aerostar results for June 2017 were fully consolidated line by line.

Consolidated Financial Position

On June 30, 2017, airport concessions represented 85.9% of the Company’s total assets, with current assets representing 12.3% and other assets representing 1.8%.

As of June 30, 2017, ASUR had cash and cash equivalents of Ps.2,829.8 million; a 19.09% decline from Ps.3,497.6 million at December 31, 2016.

Stockholders’ equity at the close of 2Q17 was Ps.24,891.1 million and total liabilities were Ps.13,675.2 million, representing 64.5% and 35.5% of total assets, respectively. Deferred liabilities represented 11.8% of ASUR’s total liabilities.

Total Debt at the end of the quarter increased to Ps.10,894.4 million, from Ps.3,988.7 million in 2Q16, principally reflecting debt at Aerostar as shown on Tables 5 and 6. The entirety of ASUR’s debt is denominated in U.S. dollars.

The Net Debt to LTM EBITDA ratio stood at 1.3x at the end of 2Q17, while the Interest Coverage ratio was 8.2x as of June 30, 2017. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratio of 0.3x and 40.1x as of June 30, 2016, respectively.

Table 5: Consolidated Debt Indicators
	June 30, 2016	March 31, 2017	June 30, 2017
Leverage
Total Debt/ LTM EBITDA (Times) (1)	0.8	0.7	1.7
Total Net Debt/ LTM EBITDA (Times) (2)	0.3	(0.1)	1.3
Interest Coverage Ratio (3)	40.1	39.0	8.2
Total Debt	3,988,708	4,040,594	10,894,391
Short-Term Debt	48,820	26,312	56,806
Long-Term Debt	3,939,889	4,014,283	10,837,585
Cash & Cash Equivalents	2,675,313	4,495,303	2,829,843
Total Net Debt(4)	1,313,395	(454,709)	8,064,548

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Casg Equivalents.

ASUR 2Q17 Page 5 of 18

Table 6: Consolidated Debt Profile (US$ millions)
	Airport	Maturity	Interest Rate	Amortization Schedule
				2017	2018	2019	2020	2021 /22	2023 /35	Total
22 Yr-Senior Secured Note 2035	San Juan	Semi-Annual Amort.	5.75%	5.2	5.8	5.2	5.3	10.9	169.1	201.5
20 Yr-Senior Secured Note 2035	San Juan	Semi-Annual Amort.	6.75%	5.7	5.1	5.2	5.3	11.6	160.5	193.4
5 Yr-Syndicated Credit Facility	Cancun	Qtly. Amort.	Libor + 1.85%	1.7	4.5	20.6	50.8	42.0	-	119.6
5 Yr-Syndicated Credit Facility	Cancun	Qtly. Amort.	Libor + 1.75%	1.7	4.4	20.5	50.8	41.9	-	119.3
Total				14.3	19.8	51.5	112.2	106.4	329.6	633.8

Capital Expenditures

During 2Q17, ASUR’s capital investments totaled Ps.308.3 million. Of this, Ps.275.8 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, which is on track to open in 4Q17. In addition, during June 2017, the Company invested Ps.32.5 million at the LMM Airport in Puerto Rico. Accumulated consolidated capex for 1H17 totaled Ps.391.9 million.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Second Quarter		% Chg	Six-Months		% Chg
	2016	2017		2016	2017
Total Passenger	6,984	7,991	14.4	14,237	15,839	11.3

Total Revenues	2,243,789	2,713,189	20.9	4,321,143	5,189,937	20.1
Aeronautical Services	1,102,597	1,357,330	23.1	2,236,049	2,705,426	21.0
Non-Aeronautical Services	759,534	927,959	22.2	1,560,183	1,949,920	25.0
- Commercial Revenues	678,702	836,502	23.3	1,399,273	1,760,677	25.8
Construction Revenues	381,658	427,900	12.1	524,911	534,591	1.8
Total Revenues Excluding Construction Revenues	1,862,131	2,285,289	22.7	3,796,232	4,655,346	22.6

Total Commercial Revenues	678,702	836,502	23.3	1,399,273	1,760,677	25.8
Commercial Revenues from Direct Operations (1)	120,369	145,925	21.2	248,978	295,302	18.6
Commercial Revenues Excluding Direct Operations	558,333	690,577	23.7	1,150,295	1,465,375	27.4

Total Commercial Revenues per Passenger	97.2	104.7	7.7	98.3	111.2	13.1
Commercial Revenues from Direct Operations per Passenger (1)	17	18	6.0	17	19	6.6
Commercial Revenues Excl. Direct Operations per Passenger	80	86	8.1	81	93	14.5

Note: For purposes of this table, approximately 49.8 and 41.0 thousand transit and general aviation passengers are included in 2Q16 and 2Q17, respectively, while 110.5 and 91.7 thousand transit and general aviation passengers are included in 1H16 and 1HQ17.

1Represents ASUR’s operation of convenience stores in airports.

Total Mexico Revenues

Total Mexico Revenues for 2Q17 rose 20.9% YoY to Ps.2,713.2 million, principally due to increases of:

•	23.1% in revenues from aeronautical services, mainly as a result of the 14.6% increase in passenger traffic;

•	22.2% in revenues from non-aeronautical services, principally reflecting the 23.3% increase in commercial revenues detailed below; and

•	12.1% in revenues from construction services that resulted from higher capital expenditures and other investments in concessioned assets during the period.

ASUR 2Q17 Page 6 of 18

Commercial Revenues in the quarter rose 23.3% year-over-year, principally due to the 14.6% increase in total passenger traffic and reported increases across all categories as shown on table 8. Commercial Revenues per Passenger, in turn, increased 7.7% to Ps.104.7 in 2Q17 from Ps.97.2 in 2Q16.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, and parking lot fees.

As shown in table 9, during the last 12 months, ASUR opened nine commercial spaces at Cancun airport and eight commercial spaces at its other eight airports. More details of these openings can be found on page 14 of this report.

Table 8: Mexico Commercial Revenues			Table 9: Mexico Summary Retail and Other Commercial Space Opened since June 30,2016
Business Line (1)	YoY Chg.		Type of Commercial Space (1)	# of spaces opened
	2T17	6M17
Duty Free	35.8%	36.5%	Cancun	9
Food and Beverage Operations	24.9%	34.9%	Retail	7
Retail Operations	18.3%	18.6%	Food and Beverage Operations	1
Car Rental Revenues	15.5%	19.5%	Banking and Currency Exchange Services	1
Advertasing Revenues	20.0%	20.0%	8 Other Airports	8
Banking and Currency Exchange Services	18.5%	22.4%	Retail	2
Ground Transportation	18.2%	14.3%	Duty Free	4
Teleservices	23.9%	20.3%	VIP Lounge	2
Parking Lot Fees	2.8%	1.8%	Total Mexico	17
Other Revenues	24.3%	28.1%	1 Only includes new stores opened during the period and excludes remodelings or contract renewals.
Total Commercial Revenues	23.3%	25.8%

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Second Quarter		% Chg	Six-Months		% Chg
	2016	2017		2016	2017
Cost of Services	319,435	385,496	20.7	624,234	728,115	16.6
Administrative	50,771	51,595	1.6	103,296	108,693	5.2
Technical Assistance	70,472	87,268	23.8	144,977	180,595	24.6
Concession Fees	83,944	103,004	22.7	171,623	208,804	21.7
Depreciation and Amortization	130,897	138,973	6.2	259,296	277,944	7.2
Operating Costs and Expenses Excluding Construction Costs	655,519	766,336	16.9	1,303,426	1,504,151	15.4
Construction Costs	381,658	427,900	12.1	524,911	534,591	1.8
Total Operating Costs & Expenses	1,037,177	1,194,236	15.1	1,828,337	2,038,742	11.5

Total Mexico Operating Costs and Expenses for 2Q17 increased 15.1% year-over-year. This includes construction costs, which rose 12.1%, reflecting higher levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses rose 16.9% to Ps.766.3 million.

Cost of Services rose 20.7% mainly due to higher energy, security and maintenance expenses. Higher cost of sales from convenience stores directly operated by ASUR and professional fees also contributed to the increase in cost of services. Administrative expenses rose marginally 1.6% YoY.

The 23.8% increase in Technical Assistance fee paid to ITA reflects EBITDA growth in the quarter, a factor in the calculation of the fee.

Concession fees, which include fees paid to the Mexican government, rose 22.7%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 6.2% YoY, mainly reflecting capitalized investments.

ASUR 2Q17 Page 7 of 18

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Second Quarter		%Chg	Six-Months		% Chg
	2016	2017		2016	2017
Interest Income	45,627	55,310	21.2	82,340	109,849	33.4
Interest Expense	(29,341)	(29,546)	0.7	(61,286)	(70,860)	15.6
Foreign Exchange Gain (Loss), Net	(27,559)	(5,875)	(78.7)	(50,908)	1,298	(102.5)
Total	(11,273)	19,889	(276.4)	(29,854)	40,287	(234.9)

In 2Q17, ASUR’s Mexico operations reported a Ps.19.9 million Comprehensive Financing Gain, compared to an Ps.11.3 million loss in 2Q16. This was mainly due to a lower foreign exchange loss in 2Q17 of Ps.5.8 million, reflecting a 0.6% quarterly average appreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net liability position. This compared to a Ps.27.6 million foreign exchange loss in 2Q16, resulting from the 4.5% quarterly average Mexican peso depreciation during that period.

Interest income in Mexico increased by 21.2% YoY to Ps.55.3 million in 2Q17, reflecting a higher cash balance and higher interest rates, while interest expense rose by 0.7% to Ps.29.5 million during the period.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Second Quarter		% Chg	Six-Months		% Chg
	2016	2017		2016	2017
Total Revenue	2,243,789	2,713,189	20.9	4,321,143	5,189,937	20.1
Total Revenues Excluding Construction Revenues	1,862,131	2,285,289	22.7	3,796,232	4,655,346	22.6
Operating Profit	1,206,612	1,518,953	25.9	2,492,806	3,151,195	26.4
Operating Margin	53.78%	55.98%	+221 bps	57.7%	60.7%	+303 bps
Adjusted Operating Margin (1)	64.80%	66.47%	+167 bps	65.7%	67.7%	+202 bps
EBITDA	1,337,509	1,657,926	24.0	2,752,102	3,429,139	24.6
EBITDA Margin	59.6%	61.1%	+150 bps	63.7%	66.1%	+238 bps
Adjusted EBITDA Margin (2)	71.8%	72.5%	+72 bps	72.5%	73.7%	+116 bps

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit in 2Q17 increased 25.9% to Ps.1,518.9 million. Operating Margin for the quarter increased 221 bps YoY to 56.0% principally as a result higher operating leverage given YoY increases of 20.9% in revenues and 15.1% in costs and expenses.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated as operating profit divided by total revenues less construction services revenues, increased 167 basis points to 66.5% in 2Q17.

EBITDA rose 24.0% to Ps.1,658.0 million from Ps.1,337.5 million in 2Q16, reflecting higher operating leverage. 2Q17 EBITDA Margin expanded to 61.1% from 59.6% in 2Q16.

During 2Q17, ASUR recognized Ps.427.9 million in revenues from “Construction Revenues,” a year-on-year increase of 12.1%, due to higher capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, increased 72 basis points to 72.5% in 2Q17.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR 2Q17 Page 8 of 18

ASUR’s Mexico’s operations accumulated regulated revenues as of June 30, 2017 totaled Ps.4,655.34 million, with an average tariff per workload unit of Ps.171.92 (pesos of December 2016). ASUR’s regulated revenues for 1H17 accounted for approximately 60.90% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, 2Q17 consolidated results as presented above reflect line by line consolidation of Aerostar results for June 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

However, for purposes of providing a better understanding of the performance of LMM Airport, below we present the stand-alone results of Aerostar for the month of June as consolidated, and reported for the three- and six-month periods ended June 30, 2017, compared with the three- and six-month periods ended June 30, 2016.

Table 13: San Juan Airport Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	June 2017	Second Quarter		% Chg	Six-Months		% Chg
	Consolidated	2016	2017		2016	2017
Total Passenger	889	2,304	2,421	5.0	4,654	4,721	1.4

Total Revenues	222,108	639,592	666,509	4.2	1,276,012	1,382,308	8.3
Aeronautical Services	149,826	429,276	446,667	4.1	846,109	915,947	8.3
Non-Aeronautical Services	72,282	210,317	219,842	4.5	429,902	466,361	8.5
- Commercial Revenues	71,471	206,660	217,365	5.2	423,767	461,255	8.8

Total Commercial Revenues	71,471	206,660	217,365	5.2	423,767	461,255	8.8
Commercial Revenues from Direct Operations (1)	18,159	48,978	55,363	13.0	99,531	114,055	14.6
Commercial Revenues Excluding Direct Operations	53,312	157,681	162,002	2.7	324,236	347,201	7.1

Total Commercial Revenues per Passenger	80.4	89.7	89.8	0.1	91.1	97.7	7.3
Commercial Revenues from Direct Operations per Passenger (1)	20.4	21.3	22.9	7.6	21.4	24.2	13.0
Commercial Revenues Excl. Direct Operations per Passenger	60.0	68.4	66.9	(2.2)	69.7	73.6	5.6

1Represents ASUR’s operation of convenience stores in LMM Airport.

Note: Figures in pesos at an average exchange rate of Ps.18.5692.

Puerto Rico Revenues

Total Puerto Rico Revenues for 2Q17 rose 4.2% YoY to Ps.666.5 million, principally due to increases of:

•	4.1% in revenues from aeronautical services, mainly as a result of the 5.0% increase in passenger traffic; and
•	4.5% in revenues from non-aeronautical services, principally reflecting the 5.2% increase in commercial revenues.

Commercial Revenues in the quarter rose 5.2% year-over-year, principally reflecting the positive impact from the remodeling program at LMM airport completed on 2016 and the 5.0% increase in total passenger traffic. Commercial Revenues per Passenger rose to Ps.89.8 from Ps.89.7 in 2Q16.

As shown on table 15, during the last 12 months, 11 new commercial spaces were opened at LMM Airport. More details of these openings can be found on page 14 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, and parking lot fees.

ASUR 2Q17 Page 9 of 18

Table 14: LMM Airport Commercial Revenues			Table 15: LMM Airport Commercial Spaces Opened since June 30, 2016

Business Line (1)	YoY Chg.		Type of Commercial Space (1)	# of spaces opened
	2T17	6M17
Retail Operations	11.8%	16.7%	Retail	6
Other Revenue	79.6%	76.9%	Food & Beverage	3
Food and Beverage Operations	5.5%	6.0%	Other Revenue	2
Car Rental Revenues	1.0%	5.5%	Total Commercial Spaces	11
Ground Transportation	16.9%	15.7%	1 Only includes new stores opened during the period and excludes remodelings or contract renewals.
Advertising Revenues	(15.1%)	(6.7%)
Duty Free	(5.1%)	(1.1%)
Parking Lot Fees	(4.2%)	(0.7%)
Total Commercial Revenues	5.2%	8.8%

Puerto Rico Operating Costs and Expenses

Table 16: San Juan Airport Operating Costs & Expenses (in thousands of Mexican pesos)
	June 2017	Second Quarter		% Chg	Six-Months		% Chg
	Consolidated	2016	2017		2016	2017
Cost of Services	91,326	267,915	278,625	4.0	561,925	580,210	3.3
Concession Fees	794	2,215	2,436	10.0	4,427	5,102	15.2
Depreciation and Amortization	35,513	106,442	107,254	0.8	206,819	223,313	8.0
Total Operating Costs & Expenses	127,633	376,572	388,315	3.1	773,171	808,625	4.6

Note: Figures in pesos at an average exchange rate of Ps.18.5692.

Total Operating Costs and Expenses at LMM Airport in 2Q17 increased 3.1% YoY to Ps.388.3 million.

Cost of Services increased 4.0% YoY, while Concession Fees, which include fees paid to the Puerto Rican government, rose 10.0%. Depreciation and Amortization increased 0.8%.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: San Juan Airport Comprehensive Financing Gain (Loss) (in thousands of Mexican pesos)
	June 2017	Second Quarter		% Chg	Six-Months		% Chg
	Consolidated	2016	2017		2016	2017
Interest Income	3	13	10	(23.1)	34	25	(26.5)
Interest Expense	(41,860)	(133,540)	(130,195)	(2.5)	(260,535)	(274,428)	5.3
Total	(41,857)	(133,527)	(130,185)	(2.5)	(260,501)	(274,403)	5.3

Note: Figures in pesos at an average exchange rate of Ps.18.5692.

During 2Q17, LMM Airport reported a Ps.130.2 million Comprehensive Financing Loss, compared with a Ps.133.5 million loss in 2Q16.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of June 30, 2017, the remaining balance is Ps.1,386.2 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Authority, and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of June 30, 2017, had not been utilized.

All long-term debt is collateralized by the Aerostar total assets.

ASUR 2Q17 Page 10 of 18

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Operating Profit & EBITDA (in thousands of Mexican pesos)
	June 2017	Second Quarter		% Chg	Six-Months		% Chg
	Consolidated	2016	2017		2016	2017
Total Revenue	222,108	639,592	666,509	4.2	1,276,012	1,382,308	8.3
Operating Profit	94,475	263,020	278,194	5.8	502,841	573,683	14.1
Operating Margin	42.5%	41.1%	41.7%	+62 bps	39.4%	41.5%	+209 bps
EBITDA	129,988	369,462	385,448	4.3	709,660	796,996	12.3
EBITDA Margin	58.5%	57.8%	57.8%	+7 bps	55.6%	57.7%	+204 bps

Note: Figures in pesos at an average exchange rate of Ps.18.5692.

Operating Profit in 2Q17 rose 5.8 to Ps.278.2 million, with Operating Margin up 62 bps to 41.7% from 41.1% in 2Q16.

EBITDA rose 4.3% to Ps.385.4 million from Ps.369.5 million in 2Q16, reflecting the positive impact from the increase in passenger traffic and cost savings during the period. EBITDA Margin rose 7 bps to 57.8% in 2Q17.

In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.5.6 million.

Puerto Rico Capital Expenditures

During 2Q17, Aerostar invested Ps.88.2 million to modernize LMM Airport, mainly for the construction of the Federal Inspection Station and in equipment for LMM’s operations. This compares with investments of Ps.65.1 million in 2Q16. Accumulated capex for 6M17 totaled Ps.136.3 million, compared with Ps.137.6 million in 6M16.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Port Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year will increase in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Definitions

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

Domestic Passenger Traffic refers to traffic within Mexico for Mexican airports, and within San Juan airport and the U.S. for LMM Airport. International Passenger Traffic refers to traffic between Mexico and other countries for Mexican airports, and between San Juan Airport and countries other than the U.S. for LMM Airport.

EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBsITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 2Q17 Page 11 of 18

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues less construction services revenues for Mexico and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line, “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli +1-646-330-5907 susan.borinelli@mbsvalue.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q17 Page 12 of 18

Passenger Traffic Breakdown by Airport
México Passenger Traffic
		Second Quarter		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
Domestic Traffic		3,081,084	3,634,801	18.0	5,829,761	6,712,600	15.1
CUN	Cancún	1,624,509	2,014,177	24.0	2,988,147	3,585,217	20.0
CZM	Cozumel	30,712	27,376	(10.9)	63,309	55,308	(12.6)
HUX	Huatulco	133,324	172,362	29.3	254,647	309,833	21.7
MID	Mérida	410,591	476,650	16.1	808,701	936,303	15.8
MTT	Minatitlán	58,523	51,546	(11.9)	112,693	100,344	(11.0)
OAX	Oaxaca	167,565	182,178	8.7	329,305	352,689	7.1
TAP	Tapachula	70,007	69,164	(1.2)	139,347	142,392	2.2
VER	Veracruz	305,150	327,829	7.4	578,315	617,185	6.7
VSA	Villahermosa	280,703	313,519	11.7	555,297	613,329	10.5
International Traffic		3,852,907	4,314,866	12.0	8,296,366	9,034,862	8.9
CUN	Cancún	3,657,458	4,102,575	12.2	7,792,696	8,501,874	9.1
CZM	Cozumel	96,987	105,635	8.9	241,709	248,038	2.6
HUX	Huatulco	13,922	16,522	18.7	86,140	98,035	13.8
MID	Mérida	37,470	44,513	18.8	76,070	92,689	21.8
MTT	Minatitlán	3,090	1,626	(47.4)	5,675	3,441	(39.4)
OAX	Oaxaca	12,378	13,791	11.4	29,898	32,728	9.5
TAP	Tapachula	2,688	3,502	30.3	5,452	7,111	30.4
VER	Veracruz	18,428	16,824	(8.7)	36,477	32,179	(11.8)
VSA	Villahermosa	10,486	9,878	(5.8)	22,249	18,767	(15.7)
Total Traffic México		6,933,991	7,949,667	14.6	14,126,127	15,747,462	11.5
CUN	Cancún	5,281,967	6,116,752	15.8	10,780,843	12,087,091	12.1
CZM	Cozumel	127,699	133,011	4.2	305,018	303,346	(0.5)
HUX	Huatulco	147,246	188,884	28.3	340,787	407,868	19.7
MID	Mérida	448,061	521,163	16.3	884,771	1,028,992	16.3
MTT	Minatitlán	61,613	53,172	(13.7)	118,368	103,785	(12.3)
OAX	Oaxaca	179,943	195,969	8.9	359,203	385,417	7.3
TAP	Tapachula	72,695	72,666	(0.0)	144,799	149,503	3.2
VER	Veracruz	323,578	344,653	6.5	614,792	649,364	5.6
VSA	Villahermosa	291,189	323,397	11.1	577,546	632,096	9.4

US Passenger Traffic, San Juan Airport (LMM)
		Second Quarter		% Chg	Year to Date		% Chg
		2016	2017		2016	2017
SJU Total [1]		2,304,464	2,420,615	5.0	4,654,393	4,720,551	1.4
Domestic Traffic		2,029,510	2,119,261	4.4	4,119,053	4,146,943	0.7
International Traffic		274,954	301,354	9.6	535,340	573,608	7.1

1 On May 26, 2017, ASUR increased its ownership stake in LMM Airport from 50% to 60%. While ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017, for comparison purposes this table includes traffic figures for LMM Airport for 2Q16 and 2Q17 as well as 6M16 and 6M17.
Note: Passenger figures for Mexico exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 2Q17 Page 13 of 18

ASUR Retail and Other Commercial Space Opened since June 30, 2016 [1]
Business Name	Type	Opening Date
MEXICO
Cancun
Tienda de Conveniencia	Retail	July 2016
Starbucks Café	Food & Beverage	August 2016
Tiendas Tropicales	Retail	August 2016
Tiendas Tropicales	Retail	August 2016
Tere Cazola	Retail	September 2016
Ice Casa de Cambio	Bank and Foreign	September 2016
TUMI	Retail	December 2016
Ay Guey	Retail	March 2017
Cuadra	Retail	April 2017
Merida
La Lupita	Retail	October 2016
MOBO	Retail	November 2016
Villahermosa
Dfass Mexico	Duty Free	October 2016
Veracruz
Dfass Mexico	Duty Free	October 2016
Oaxaca
NLG Services	VIP Lounge	February 2017
Huatulco
Dfass Mexico	Duty Free	December 2016
Dfass Mexico	Duty Free	December 2016
Global lounge op mex	VIP Lounge	April 2017
SAN JUAN, PUERTO RICO
Tech on the Go - Terminal A	Retail	July 2016
Tech on the Go - Terminal B	Retail	July 2016
Tech on the Go - Terminal C	Retail	July 2016
Turismo Slot Machines	Other Revenue	September 2016
Ready Credit Starions	Other Revenue	October 2016
El Colmadito - Terminal A	Retail	December 2016
El Market Jewerly - Terminal C	Retail	December 2016
Gustos Café Terminal - Terminal C	Food & Beverage	December 2016
Popeye's Food Court - Terminal A	Food & Beverage	December 2016
El Market Jewerly - Terminal B	Retail	January 2017
Gustos Café Public Area - Terminal B	Food & Beverage	June 2017
[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 2Q17 Page 14 of 18

Operating Results per Airport

Thousands of Mexican pesos

Item	2Q 2016	2Q 2016 Per Workload Unit	2Q 2017	2Q 2017 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Cancún [1]						
Aeronautical Revenues	824,488	154.1	1,025,616	165.6	24.4	7.5
Non-Aeronautical Revenues	690,543	129.0	849,639	137.2	23.0	6.4
Construction Services Revenues	323,433	60.4	389,596	62.9	20.5	4.1
Total Revenues	1,838,464	343.5	2,264,851	365.7	23.2	6.5
Operating Profit	892,683	166.8	1,152,264	186.0	29.1	11.5
EBITDA	974,597	182.1	1,237,304	199.8	27.0	9.7
Mérida						
Aeronautical Revenues	76,651	153.6	94,892	165.3	23.8	7.6
Non-Aeronautical Revenues	19,989	40.1	24,244	42.2	21.3	5.2
Construction Services Revenues	18,944	38.0	4,423	7.7	(76.7)	(79.7)
Other [2]	13	-	18	-	38.5	n/a
Total Revenues	115,597	231.7	123,577	215.3	6.9	(7.1)
Operating Profit	42,182	84.5	59,865	104.3	41.9	23.4
EBITDA	52,060	104.3	71,481	124.5	37.3	19.4
Villahermosa						
Aeronautical Revenues	41,808	138.0	50,967	152.1	21.9	10.2
Non-Aeronautical Revenues	15,422	50.9	15,405	46.0	(0.1)	(9.6)
Construction Services Revenues	15,343	50.6	10	-	(99.9)	(100.0)
Other [2]	14	-	21	0.1	50.0	n/a
Total Revenues	72,587	239.6	66,403	198.2	(8.5)	(17.3)
Operating Profit	23,855	78.7	31,181	93.1	30.7	18.3
EBITDA	30,800	101.7	38,659	115.4	25.5	13.5
Other Airports [3]						
Aeronautical Revenues	159,650	170.9	185,855	184.7	16.4	8.1
Non-Aeronautical Revenues	33,580	36.0	38,670	38.4	15.2	6.7
Construction Services Revenues	23,938	25.6	33,871	33.7	41.5	31.6
Other [2]	36	-	51	0.1	41.7	n/a
Total Revenues	217,204	232.6	258,447	256.9	19.0	10.4
Operating Profit	73,686	78.9	89,731	89.2	21.8	13.1
EBITDA	105,352	112.8	124,391	123.6	18.1	9.6
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	403,687	n/a	435,653	n/a	7.9	n/a
Total Revenues	403,687	n/a	435,653	n/a	7.9	n/a
Operating Profit	174,206	n/a	185,911	n/a	6.7	n/a
EBITDA	174,700	n/a	186,091	n/a	6.5	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(403,750)	n/a	(435,743)	n/a	7.9	n/a
Total Mexico						
Aeronautical Revenues	1,102,597	155.6	1,357,330	167.4	23.1	7.6
Non-Aeronautical Revenues	759,534	107.2	927,958	114.4	22.2	6.7
Construction Services Revenues	381,658	53.8	427,900	52.8	12.1	(1.9)
Total Revenues	2,243,789	316.6	2,713,188	334.6	20.9	5.7
Operating Profit	1,206,612	170.2	1,518,952	187.3	25.9	10.0
EBITDA	1,337,509	188.7	1,657,926	204.5	24.0	8.4
San Juan, US [5]						
Aeronautical Revenues			149,826	168.6	n/a	n/a
Non-Aeronautical Revenues			72,282	81.3	n/a	n/a
Construction Services Revenues			-	-	n/a	n/a
Total Revenues			222,108	249.9	n/a	n/a
Operating Profit			94,475	106.3	n/a	n/a
EBITDA			129,988	146.3	n/a	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment		n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR						
Aeronautical Revenues	1,102,597	155.6	1,507,156	167.5	36.7	7.6
Non-Aeronautical Revenues	759,534	107.2	1,000,240	111.2	31.7	3.7
Construction Services Revenues	381,658	53.8	427,900	47.6	12.1	(11.5)
Total Revenues	2,243,789	316.6	2,935,296	326.2	30.8	3.0
Operating Profit	1,206,612	170.2	1,613,427	179.3	33.7	5.3
EBITDA	1,337,509	188.7	1,787,914	198.7	33.7	5.3

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.

[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.

[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.

[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.

[5] Reflects the results of operations of San Juan Airport, Puerto Rico, US.

ASUR 2Q17 Page 15 of 18

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Income from January 1 to June 30, 2017 and 2016
Thousands of Mexican pesos

Item	1H 2016	1H 2017	% Change	2Q 2016	2Q 2017	% Change
Revenues						
Aeronautical Services	2,236,049	2,855,252	27.7	1,102,597	1,507,156	36.7
Non-Aeronautical Services	1,560,183	2,022,202	29.6	759,534	1,000,241	31.7
Construction Services	524,911	534,591	1.8	381,658	427,900	12.1
Total Revenues	**4,321,143**	**5,412,045**	**25.2**	**2,243,789**	**2,935,297**	**30.8**
Operating Expenses						
Cost of Services	624,234	819,441	31.3	319,435	476,822	49.3
Cost of Construction	524,911	534,591	1.8	381,658	427,900	12.1
General and Administrative Expenses	103,296	108,693	5.2	50,771	51,595	1.6
Technical Assistance	144,977	180,595	24.6	70,472	87,268	23.8
Concession Fee	171,623	209,598	22.1	83,944	103,798	23.7
Depreciation and Amortization	259,296	313,457	20.9	130,897	174,486	33.3
Total Operating Expenses	**1,828,337**	**2,166,375**	**18.5**	**1,037,177**	**1,321,869**	**27.4**
Operating Income	**2,492,806**	**3,245,670**	**30.2**	**1,206,612**	**1,613,428**	**33.7**
Comprehensive Financing Cost	**(29,854)**	**(1,570)**	**(94.7)**	**(11,273)**	**(21,968)**	**94.9**
Income from results of Joint Venture Accounted by the Equity Method	**108,023**	**112,345**	**4.0**	**58,168**	**43,506**	**(25.2)**
Income Before Income Taxes	**2,570,975**	**3,356,445**	**30.6**	**1,253,507**	**1,634,966**	**30.4**
Provision for Income Tax	764,518	1,004,156	31.3	374,358	506,182	35.2
Provision for Asset Tax	466	466	-	233	233	-
Deferred Income Taxes	11,034	(138,883)	(1,358.7)	12,293	(23,516)	(291.3)
Net Income for the Year	**1,794,957**	**2,490,706**	**38.8**	**866,623**	**1,152,067**	**32.9**
Majority Net Income	**1,794,957**	**2,471,279**	**37.7**	**866,623**	**1,132,640**	**30.7**
Non-Controlling Interests	**-**	**19,427**	**-**	**0**	**19,427**	**-**
Earning per Share	5.9832	8.2376	37.7	2.8887	3.7755	30.7
Earning per American Depositary Share (in U.S. Dollars)	3.3125	4.5606	37.7	1.5993	2.0902	30.7

Exchange Rate per Dollar Ps. 18.0626

ASUR 2Q17 Page 16 of 18

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balances Sheet as of June 30, 2017 and December 31, 2016

Thousands of Mexican pesos

Item	June 2017	December 2016	Variation	%
Assets				
Current Assets				
Cash and Cash Equivalents	2,829,843	3,497,635	(667,792)	(19.1)
Accounts Receivable, net	376,443	464,872	(88,429)	(19.0)
Recoverable Taxes and Other Current Assets	1,526,506	270,511	1,255,995	464.3
Total Current Assets	**4,732,792**	**4,233,018**	**499,774**	**11.8**
Non Current Assets				
Machinery, Furniture and Equipment, net	440,044	323,099	116,945	36.2
Airports Concessions, net	33,139,682	20,284,126	12,855,556	63.4
Accounts Receivable from Joint Venture	-	1,886,546	(1,886,546)	(100.0)
Investment in Joint Venture Accounted by the Equity Method	-	2,489,302	(2,489,302)	(100.0)
Goodwill	253,777	-	253,777	-
Total Assets	**38,566,295**	**29,216,091**	**9,350,204**	**32.0**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	120,514	11,401	109,113	957.0
Bank Loans	56,806	58,336	(1,530)	(2.6)
Accrued Expenses and Other Payables	1,049,507	523,446	526,061	100.5
Total Current Liabilities	**1,226,827**	**593,183**	**633,644**	**106.8**
Long Term Liabilities				
Bank Loans	3,858,966	4,402,440	(543,474)	(12.3)
Long Term Debt	6,978,619	-	6,978,619	-
Deferred Income Taxes	1,599,806	1,456,020	143,786	9.9
Employee Benefits	10,993	10,494	499	4.8
Total Long Term Liabilities	**12,448,384**	**5,868,954**	**6,579,430**	**112.1**
Total Liabilities	**13,675,211**	**6,462,137**	**7,213,074**	**111.6**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,075,002	893,133	181,869	20.4
Net Income for the Period	2,490,706	3,629,262	(1,138,556)	(31.4)
Cumulative Effect of Conversion of Foreign Currency	560,006	893,132	(333,126)	(37.3)
Retained Earnings	11,170,544	9,571,151	1,599,393	16.7
Non-Controlling Interests	1,827,550	-	1,827,550	-
Total Stockholders' Equity	**24,891,084**	**22,753,954**	**2,137,130**	**9.4**
Total Liabilities and Stockholders' Equity	**38,566,295**	**29,216,091**	**9,350,204**	**32.0**

ASUR 2Q17 Page 17 of 18

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash flow as of June 30, 2017 and 2016
Thousands of Mexican pesos

Item	1H 2016	1H 2017	% Change	2Q 2016	2Q 2017	% Change
Operating Activities						
Income Before Income Taxes	**2,570,975**	**3,356,445**	**30.6**	**1,253,507**	**1,634,966**	**30.4**
Items Related with Investing Activities:						
Depreciation and Amortization	259,296	313,457	20.9	130,897	174,485	33.3
Income from Results of Joint Venture Accounted by the Equity Method	(108,023)	(112,345)	4.0	(58,168)	(43,506)	(25.2)
Interest Income	(82,340)	(109,846)	33.4	(45,627)	(55,307)	21.2
Interest payables		112,720	-		71,406	-
Foreign Exchange Gain (loss), net unearned	137,425	(350,915)	(355.4)	138,747	(127,231)	(191.7)
Sub-Total	**2,777,333**	**3,209,516**	**15.6**	**1,419,356**	**1,654,813**	**16.6**
Increase in Trade Receivables	145,751	140,430	(3.7)	310,585	412,441	32.8
Decrease in Recoverable Taxes and other Current Assets	347,307	(1,010,586)	(391.0)	258,990	(1,200,750)	(563.6)
Income Tax Paid	(816,327)	(1,016,564)	24.5	(401,961)	(538,158)	33.9
Trade Accounts Payable	172,559	93,279	(45.9)	40,290	(39,112)	(197.1)
Net Cash Flow Provided by Operating Activities	**2,626,623**	**1,416,075**	**(46.1)**	**1,627,260**	**289,234**	**(82.2)**
Investing Activities						
Investments in Associates	-	(726,584)	-	-	(726,584)	-
Loans granted to Associates	-	286,507	-	-	286,507	-
Investments in Machinery, Furniture and Equipment, net	(397,103)	(391,862)	(1.3)	(240,370)	(308,348)	28.3
Interest Income	44,633	97,204	117.8	25,813	62,054	140.4
Initial Recognition for Consolidation	-	578,730	-	-	578,730	-
Net Cash Flow used by Investing Activities	**(352,470)**	**(156,005)**	**(55.7)**	**(214,557)**	**(107,641)**	**(49.8)**
Excess Cash to Use in Financing Activities:	**2,274,153**	**1,260,070**	**(44.6)**	**1,412,703**	**181,593**	**(87.1)**
Interest Paid	-	(79,862)	-	-	947	-
Dividends Paid	(1,683,000)	(1,848,000)	9.8	(1,683,000)	(1,848,000)	9.8
Tax on Dividends Paid	-	-	-	-	-	-
Net Cash Flow used by Financing Activities	**(1,683,000)**	**(1,927,862)**	**14.5**	**(1,683,000)**	**(1,847,053)**	**9.7**
Net Increase in Cash and Cash Equivalents	**591,153**	**(667,792)**	**(213.0)**	**(270,297)**	**(1,665,460)**	**516.2**
Cash and Cash Equivalents at Beginning of Period	2,084,160	3,497,635	67.8	2,945,610	4,495,303	52.6
Cash and Cash Equivalents at the End of Period	**2,675,313**	**2,829,843**	**5.8**	**2,675,313**	**2,829,843**	**5.8**

ASUR 2Q17 Page 18 of 18

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: July 20, 2017